6/18

Follow-Up Materials

07024717

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: EBRD

COMPANY NAME: European Bank for Reconstruction & Development

COMPANY ADDRESS:

PROCESSED
JUN 27 2007 E
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-00006 FISCAL YEAR:

(03/94)

DOCUMENT OF THE EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT



# INTERIM FINANCIAL REPORT

## At 31 MARCH 2007

(UNAUDITED)

**Table of contents**

## Income statement

## For the quarter ended 31 March 2007 (unaudited) and 31 March 2006 (unaudited)

| | Quarter to 31 March 2007 € million | Quarter to 31 March 2006 € million |
|---|---|---|
| Interest and similar income | | |
| From loans | 140 | 117 |
| From fixed-income debt securities and other interest | 166 | 115 |
| Interest expense and similar charges | (174) | (133) |
| **Net interest income** | 132 | 99 |
| Net fee and commission income | 4 | 3 |
| Dividend income | - | 4 |
| Net gains from share investments at fair value through profit or loss | 452 | 69 |
| Net gains from available-for-sale share investments | 39 | 19 |
| Net gains from available-for-sale Treasury assets | 2 | 8 |
| Net (losses)/gains from dealing activities and foreign exchange | (1) | 8 |
| Fair value movement on non-qualifying hedges | (2) | 6 |
| **Operating income** | 626 | 216 |
| General administrative expenses | (56) | (48) |
| Depreciation and amortisation | (3) | (4) |
| **Operating profit before provisions** | 567 | 164 |
| Provisions for impairment of loan investments | 1 | (10) |
| **Net profit for the period** | 568 | 154 |

## Balance sheet

## At 31 March 2007 (unaudited) and 31 December 2006 (audited)

| | € million | 31 March 2007 € million | € million | 31 December 2006 € million |
|---|---|---|---|---|
| **Assets** | | | | |
| Placements with and advances to credit institutions | 4,026 | | 3,135 | |
| Collateralised placements | 2,082 | | 2,573 | |
| | 6,108 | | 5,708 | |
| Debt securities | | | | |
| Trading | 1,718 | | 1,764 | |
| Available-for-sale | 6,686 | | 6,831 | |
| | 8,404 | | 8,595 | |
| | | 14,512 | | 14,303 |
| Other assets | | | | |
| Derivative financial instruments | 1,866 | | 2,130 | |
| Other | 1,188 | | 994 | |
| | | 3,054 | | 3,124 |
| Loan investments | | | | |
| Loans | 8,366 | | 8,311 | |
| Less: Provisions for impairment | (335) | | (341) | |
| | 8,031 | | 7,970 | |
| Share investments | | | | |
| Share investments at fair value through profit or loss | 2,727 | | 2,400 | |
| Available-for-sale share investments | 2,691 | | 2,653 | |
| | 5,418 | | 5,053 | |
| | | 13,449 | | 13,023 |
| Intangible assets | | 24 | | 21 |
| Property, technology and office equipment | | 32 | | 28 |
| Paid-in capital receivable | | 189 | | 192 |
| **Total assets** | | 31,260 | | 30,691 |
| **Liabilities and members' equity** | | | | |
| Borrowings | | | | |
| Amounts owed to credit institutions | 1,534 | | 1,194 | |
| Debts evidenced by certificates | 15,119 | | 15,622 | |
| | | 16,653 | | 16,816 |
| Other liabilities | | | | |
| Derivative financial instruments | 494 | | 506 | |
| Other | 1,342 | | 1,197 | |
| | | 1,836 | | 1,703 |
| **Total liabilities** | | 18,489 | | 18,519 |
| **Members' equity** | | | | |
| Subscribed capital | 19,794 | | 19,794 | |
| Callable capital | (14,596) | | (14,596) | |
| Paid-in capital | | 5,198 | | 5,198 |
| Reserves and retained earnings | | 7,573 | | 6,974 |
| **Total members' equity** | | 12,771 | | 12,172 |
| **Total liabilities and members' equity** | | 31,260 | | 30,691 |
| **Memorandum items** | | | | |
| Undrawn commitments | | 6,357 | | 6,769 |

## Statement of changes in members' equity for the quarter ended 31 March 2007 (unaudited) and 31 March 2006 (unaudited)

| For the period ended 31 March 2007 | Subscribed capital € million | Callable capital € million | Special reserve € million | Loan loss reserve € million | General reserve Other reserves € million | General reserve Retained earnings € million | Total reserves and retained earnings € million | Total members' equity € million |
|---|---|---|---|---|---|---|---|---|
| At 31 December 2005 | 19,790 | (14,593) | 188 | 292 | 2,296 | 1,908 | 4,684 | 9,881 |
| Internal tax for the quarter | - | - | - | - | 1 | - | 1 | 1 |
| Qualifying fees and commissions | - | - | 18 | - | - | (18) | - | - |
| Net fair value movement of available-for-sale assets for the quarter | - | - | - | - | 353 | - | 353 | 353 |
| Reserves transfer | - | - | - | - | - | - | - | - |
| Net profit for the quarter | - | - | - | - | - | 154 | 154 | 154 |
| At 31 March 2006 | 19,790 | (14,593) | 206 | 292 | 2,650 | 2,044 | 5,192 | 10,389 |
| | | | | | | | | |
| At 31 December 2006 | 19,794 | (14,596) | 215 | 293 | 2,204 | 4,262 | 6,974 | 12,172 |
| Internal tax for the quarter | - | - | - | - | 1 | - | 1 | 1 |
| Qualifying fees and commissions | - | - | 4 | - | - | (4) | - | - |
| Net fair value movement of available-for-sale assets for the quarter | - | - | - | - | 30 | - | 30 | 30 |
| Reserves transfer | - | - | - | 9 | - | (9) | - | - |
| Net profit for the quarter | - | - | - | - | - | 568 | 568 | 568 |
| **At 31 March 2007** | **19,794** | **(14,596)** | **219** | **302** | **2,235** | **4,817** | **7,573** | **12,771** |

Reserves increased from €7.0 billion at the end of 2006 to €7.6 billion at 31 March 2007, primarily as a result of the net profit for the quarter. €3.5 billion of the Bank's total reserves at 31 March 2007 represented unrealised gains from share investments, equity derivatives and Treasury assets, €302 million represented the loan loss reserve and €219 million represented the special reserve, leaving €3.6 billion unrestricted general reserves.

# Statement of cash flows for the quarter ended 31 March 2007 (unaudited)

| | | Period to 31 March 2007 | | Period to 31 March 2006 |
|---|---|---|---|---|
| | € million | € million | € million | € million |
| **Cash flows from operating activities** | | | | |
| Operating profit for the period [1] | 568 | | 154 | |
| Adjustments for: | | | | |
| Interest income | (306) | | (232) | |
| Interest expense and similar charges | 174 | | 133 | |
| Fair value movement on capital receivable and associated hedges | (4) | | (1) | |
| Fair value movement on net Treasury assets | 196 | | (209) | |
| Net deferral and amortisation of fees and direct costs | 3 | | 1 | |
| Internal taxation | 1 | | 1 | |
| Realised gains on share investments | (131) | | (25) | |
| Unrealised gains on share investments and equity derivatives | (357) | | (62) | |
| Impairment on share investments | (3) | | (1) | |
| Unrealised gains on dealing securities | (2) | | (7) | |
| Realised gains on available-for-sale securities | (2) | | (2) | |
| Foreign exchange gains | (1) | | (1) | |
| Depreciation and amortisation | 3 | | 4 | |
| Impairment losses/(recoveries) on available-for-sale debt securities | 9 | | (7) | |
| Gross provisions (release)/charge for loan losses | (1) | | 11 | |
| | 147 | | (243) | |
| Interest income received | 310 | | 202 | |
| Interest expense and similar charges paid | (206) | | (143) | |
| (Increase)/decrease in operating assets: | | | | |
| Interest receivable and prepaid expenses | (244) | | (257) | |
| Proceeds from repayments of loans | 652 | | 583 | |
| Proceeds from prepayments of loans | 109 | | 244 | |
| Funds advanced for loans | (864) | | (995) | |
| Proceeds from sale of share investments | 282 | | 124 | |
| Funds advanced for share investments | (116) | | (72) | |
| Net placements to credit institutions | (15) | | 352 | |
| Increase/(decrease) in operating liabilities: | | | | |
| Interest payable and accrued expenses | 21 | | (78) | |
| **Net cash from/(used in) operating activities** | | 76 | | (283) |
| **Cash flows from investing activities** | | | | |
| Proceeds from sale of available-for-sale securities | 548 | | 1,086 | |
| Purchases of available-for-sale securities | (392) | | (1,801) | |
| Purchase of property, technology and office equipment | (11) | | (6) | |
| **Net cash from/(used in) investing activities** | | 145 | | (721) |

| | | | | |
|---|---|---|---|---|
| **Cash flows from financing activities** | | | | |
| Capital received | 7 | | 7 | |
| Issue of debts evidenced by certificates | 1,759 | | 1,755 | |
| Redemption of debts evidenced by certificates | (1,941) | | (1,248) | |
| **Net cash (used in)/from financing activities** | | **(175)** | | 514 |
| **Net increase/(decrease) in cash and cash equivalents** | | **46** | | (490) |
| **Cash and cash equivalents at beginning of the period** | | **3,338** | | 4,278 |
| **Cash and cash equivalents at 31 March*** | | **3,384** | | 3,788 |

*Cash and cash equivalents comprise the following amounts maturing within three months:

| | **2007** | **2006** |
|---|---|---|
| | **€ million** | **€ million** |
| Placements with and advances to credit institutions | **4,019** | 3,100 |
| Collateralised placements | **899** | 1,884 |
| Amounts owed to credit institutions | **(1,534)** | (1,196) |
| **Cash and cash equivalents at 31 March** | **3,384** | 3,788 |

[1] Operating profit includes dividends of €3,000 received for the period to 31 March 2007 (31 March 2006: €4 million).

## Explanatory notes

### 1. Establishment of the Bank

**i Agreement Establishing the Bank**

The European Bank for Reconstruction and Development ("the Bank"), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the Bank dated 29 May 1990 ("the Agreement"). At 31 March 2007 the Bank's shareholders comprised 61 countries, together with the European Community and the European Investment Bank.

**ii Headquarters Agreement**

The status, privileges and immunities of the Bank and persons connected therewith in the United Kingdom are defined in the Agreement and in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank ("Headquarters Agreement"). The Headquarters Agreement was signed in London upon the commencement of the Bank's operations on 15 April 1991.

### 2. A summary of significant accounting policies

**i Accounting convention**

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the overall principles of the European Community's Council Directive on Annual Accounts and Consolidated Accounts of Banks and Other Financial Institutions. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts. In addition, financial assets and liabilities subject to amortised cost measurement, where they form part of a qualifying hedge relationship, have been accounted for in accordance with hedge accounting rules.

**ii Financial statements presentation**

The financial statements are presented in a manner consistent with the Bank's audited financial statements as of and for the year ended 31 December 2006. Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. For further information please refer to the Bank's audited financial statements as at 31 December 2006. The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2007.

## 3. Loan investments

| Operating assets | 2007 Sovereign loans € million | 2007 Non-sovereign loans € million | 2007 Total loans € million | 2006 Sovereign loans € million | 2006 Non-sovereign loans € million | 2006 Total loans € million |
|---|---|---|---|---|---|---|
| At 1 January | **1,977** | **6,334** | **8,311** | 2,037 | 5,782 | 7,819 |
| Movement in fair value revaluation | **-** | **-** | **-** | - | (2) | (2) |
| Disbursements | **71** | **793** | **864** | 58 | 938 | 996 |
| Repayments and prepayments | **(86)** | **(675)** | **(761)** | (84) | (743) | (827) |
| Foreign exchange movements | **(11)** | **(32)** | **(43)** | (30) | (69) | (99) |
| Movement in net deferral of front end fees and related direct costs | **(1)** | **(2)** | **(3)** | - | (1) | (1) |
| Written off | **-** | **(2)** | **(2)** | - | (2) | (2) |
| **At 31 March** | **1,950** | **6,416** | **8,366** | 1,981 | 5,903 | 7,884 |
| Impairment at 31 March | **(15)** | **(320)** | **(335)** | (14) | (314) | (328) |
| **Total operating assets net of impairment at 31 March** | **1,935** | **6,096** | **8,031** | 1,967 | 5,589 | 7,556 |

At 31 March 2007 the Bank categorised seven loans as impaired, totalling €17 million (31 December 2006: nine loans totalling €19 million). Specific provisions on these assets amounted to €15 million (31 December 2006: €18 million).

# 4. Share investments

| | Fair value through profit or loss unlisted share investments € million | value through profit or loss listed share investments € million | **Fair value through profit or loss total share investments € million** | Available-for-sale unlisted share investments € million | Available-for-sale listed share investments € million | **Available-for-sale total share investments € million** | **Total share investments € million** |
|---|---|---|---|---|---|---|---|
| **Outstanding disbursements** | | | | | | | |
| At 31 December 2005 | 1,030 | 126 | **1,156** | 593 | 423 | **1,016** | **2,172** |
| Disbursements | 20 | - | **20** | 50 | 2 | **52** | **72** |
| Disposals | (66) | - | **(66)** | (19) | (5) | **(24)** | **(90)** |
| Written off | (9) | - | **(9)** | - | - | - | **(9)** |
| **At 31 March 2006** | **975** | **126** | **1,101** | **624** | **420** | **1,044** | **2,145** |
| At 31 December 2006 | 1,035 | 240 | **1,275** | 659 | 489 | **1,148** | **2,423** |
| Transfer between classes | - | - | - | (63) | 63 | - | - |
| Disbursements | 46 | - | **46** | 70 | - | **70** | **116** |
| Disposals | (79) | - | **(79)** | (28) | (44) | **(72)** | **(151)** |
| Written off | - | - | - | (1) | - | **(1)** | **(1)** |
| **At 31 March 2007** | **1,002** | **240** | **1,242** | **637** | **508** | **1,145** | **2,387** |
| **Fair value adjustment** | | | | | | | |
| At 31 December 2005 | 242 | 152 | **394** | 704 | 909 | **1,613** | **2,007** |
| Movement in fair value revaluation | (7) | 69 | **62** | (18) | 373 | **355** | **417** |
| Impairment losses on available-for-sale investments | - | - | - | 1 | - | **1** | **1** |
| **At 31 March 2006** | **235** | **221** | **456** | **687** | **1,282** | **1,969** | **2,425** |
| At 31 December 2006 | 558 | 567 | **1,125** | 103 | 1,402 | **1,505** | **2,630** |
| Transfer between classes | (5) | - | **(5)** | 23 | (18) | **5** | - |
| Movement in fair value revaluation | 6 | 359 | **365** | 88 | (55) | **33** | **398** |
| Impairment of available-for-sale share investments | - | - | - | 3 | - | **3** | **3** |
| **At 31 March 2007** | **559** | **926** | **1,485** | **217** | **1,329** | **1,546** | **3,031** |
| **Fair value at 31 March 2007** | **1,561** | **1,166** | **2,727** | **854** | **1,837** | **2,691** | **5,418** |
| Fair value at 31 March 2006 | 1,210 | 347 | **1,557** | 1,311 | 1,702 | **3,013** | **4,570** |

## 5. Borrowings

During the quarter ended 31 March 2007 €427 million was issued under the Bank's authorised medium- to long-term borrowing programme at an average cost of Libor less 37 basis points, with an average life of 2.5 years.

For 2007 the authorised medium- to long-term borrowing programme was €1.5 billion supplemented by early redemptions, buy-backs and issues called by or put to the Bank. At 31 March 2007, the unused medium- to long-term borrowing authority stood at €1.8 billion. After taking into account early redemptions and buy-backs, outstanding medium- to long-term debt at the end of the year stood at €11.0 billion (at historical exchange rates) at an average cost of Libor less 34 basis points and with an average life of 8.0 years.

The table below gives quarterly and cumulative details of medium- to long-term debt issues.

| During the Period | Quarter to March 2007 | | | Quarter to March 2006 | | |
|---|---|---|---|---|---|---|
| | € million | Basis Points below LIBOR | Avg. Life to Maturity | € million | Basis Points below LIBOR | Avg. Life to Maturity |
| Outstanding at period start | 11,366 | 35 | 7.8 | 12,509 | 34 | 7.8 |
| Issued | 427 | 37 | 2.5 | 279 | 34 | 6.2 |
| Redemptions | (807) | 44 | | (228) | 45 | |
| Buybacks | (28) | 41 | | (73) | 42 | |
| Outstanding at period end | 10,958 | 34 | 8.0 | 12,487 | 34 | 7.6 |
| Outstanding during period | 11,243 | 34 | | 12,483 | 34 | |

For 2007 the authorised local currency borrowing programme was €500 million, supplemented by an unutilised amount from the 2006 programme of €132 million giving a total borrowing availability of €632 million. Total issuances during the first quarter amounted to RUB 2.0 billion (€58 million at historical exchange rates). At 31 March 2007 there was €574 million unused from the local currency borrowing authority for 2007.

At 31 March 2007 outstanding debt under the local currency borrowing programme stood at €426 million (at historical exchange rates) with an average life of 4.4 years.

## 6. Primary Segment Analysis

### Business segments

For management purposes the business of the Bank is comprised primarily of Banking and Treasury operations. Banking activities represent investment in projects which, in accordance with the Agreement, are made for the purpose of assisting the countries of operations in their transition to a market economy, while applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank's foreign exchange and interest rate risks, and assisting clients in asset and liability management.

**Primary reporting format - business segment**

| € million | 31 March 2007 | | | 31 March 2006 | | |
|---|---|---|---|---|---|---|
| | Banking<br>€ million | Treasury<br>€ million | Aggregated<br>€ million | Banking<br>€ million | Treasury<br>€ million | Aggregated<br>€ million |
| Interest income | 140 | 164 | 304 | 117 | 115 | 232 |
| Other income | 495 | 1 | 496 | 94 | 16 | 110 |
| Fair value movement on paid-in capital receivable and associated hedges | 2 | - | 2 | 1 | - | 1 |
| **Total segment revenue** | 637 | 165 | 802 | 212 | 131 | 343 |
| Less interest expenses and similar charges | (110) | (152) | (262) | (79) | (103) | (182) |
| Allocation of the return on capital | 79 | 9 | 88 | 44 | 5 | 49 |
| Fair value movement on non-qualifying hedges | - | (2) | (2) | - | 6 | 6 |
| Less general administrative expenses | (51) | (5) | (56) | (44) | (4) | (48) |
| Less depreciation and amortisation | (3) | - | (3) | (4) | - | (4) |
| **Segment result before provisions** | 552 | 15 | 567 | 129 | 35 | 164 |
| Provisions for impairment of loan investments | 1 | - | 1 | (10) | - | (10) |
| **Net profit for the period** | 553 | 15 | 568 | 119 | 35 | 154 |
| **Segment assets** | 13,747 | 17,324 | 31,071 | 12,354 | 16,961 | 29,315 |
| Paid-in capital receivable | | | 189 | | | 320 |
| **Total assets** | | | 31,260 | | | 29,635 |
| **Segment liabilities**<br>**Total liabilities** | 129 | 18,360 | 18,489 | 145 | 19,129 | 19,274 |
| Capital expenditure | 10 | 1 | 11 | 6 | - | 6 |

For the first quarter of 2007, the fair value movement on paid-in capital receivable and associated hedges amounted to €2 million (2006: €1 million) and the allocation of the return on capital amounted to €88 million (2006: €49 million). Together, these total €90 million (2006: €50 million), which is the Bank's return on net paid-in capital used in segmental results.

Interest expenses and similar charges and the allocation of the return on capital total €174 million (2006: €133 million). This is the Bank's "interest expenses and similar charges" as reported in the income statement.



END